SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                 Specialized Health Products International, Inc.
                -----------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.02 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   847461 10 0
                                  -----------
                                 (CUSIP Number)

     Bruce F. Wesson                            Merrill A. Ulmer, Esq.
     Galen Associates                           Ropes & Gray LLP
     610 Fifth Avenue                           45 Rockefeller Plaza
     New York, New York 10020                   New York, New York 10111
     Tel. (212) 218-4990                        Tel. (212) 841-5700


                     ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


-------------------
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 847461 10 0                                          Page 2 of 7 Pages


1)   Name of Reporting Person:    Galen Partners III, L.P.

     and I.R.S. Identification No. of Above Person, if
     an Entity (Voluntary):
----------------------------------------------

2) Check the Appropriate Box    (a) [X]
   if a Member of a Group       (b) [ ]
----------------------------------------------

3) SEC Use Only
----------------------------------------------

4) Source of Funds              WC
----------------------------------------------

5) Check if Disclosure of
   Legal Proceedings Is         Not Applicable
   Required Pursuant to
    Items 2(d) or 2(e)
----------------------------------------------

6) Citizenship or Place of Organization     Delaware
----------------------------------------------
Number of                    7) Sole Voting     14,750,106 shares of
Shares Beneficially               Power         Common Stock (including
Owned by                                        shares issuable upon
Reporting Person:                               conversion of notes and
                                                exercise of warrants)
                             ----------------------------------------------
                             8) Shared Voting
                                      Power                  -0-
                             ----------------------------------------------

                             9) Sole Disposi-   14,750,106 shares of
                                tive Power      Common Stock (including
                                                shares issuable upon
                                                conversion of notes and
                                                exercise of warrants)
                             ----------------------------------------------
                            10) Shared Dis-
                                positive Power               -0-
                             ----------------------------------------------
11) Aggregate Amount                            14,750,106 shares of
    Beneficially Owned by                       Common Stock (including
    Each Reporting Person                       shares issuable upon
                                                conversion of notes and
                                                exercise of warrants)

---------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares

---------------------------------------------------------------------------
13) Percent of Class
    Represented by                      32.5%
    Amount in Row (11)

---------------------------------------------------------------------------
14) Type of Reporting Person            PN

CUSIP No. 847461 10 0                                          Page 3 of 7 Pages

1) Name of Reporting Person: Galen Partners International III, L.P.

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
----------------------------------------------

2) Check the Appropriate Box    (a) [X]
   if a Member of a Group       (b) [ ]
----------------------------------------------

3) SEC Use Only
----------------------------------------------

4) Source of Funds              WC
----------------------------------------------

5) Check if Disclosure of
   Legal Proceedings Is         Not Applicable
   Required Pursuant to
    Items 2(d) or 2(e)
----------------------------------------------

6) Citizenship or Place of Organization     Delaware

----------------------------------------------
Number of                    7) Sole Voting          1,335,140 shares of
Shares Beneficially               Power              Common Stock (including
Owned by                                             shares issuable upon
Reporting Person:                                    conversion of notes and
                                                     exercise of warrants)
                             ----------------------------------------------
                             8) Shared Voting
                                   Power                      -0-
                             ----------------------------------------------
                             9) Sole Disposi-        1,335,140 shares of
                                tive Power           Common Stock (including
                                                     shares issuable upon
                                                     conversion of notes and
                                                     exercise of warrants)
                             ----------------------------------------------
                            10) Shared Dis-
                                positive Power                -0-
                             ----------------------------------------------
11)  Aggregate Amount Beneficially                   1,335,140 shares of
     Beneficially Owned by                           Common Stock (including
     Each Reporting Person                           shares issuable upon
                                                     conversion of notes and
                                                     exercise of warrants)

---------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
---------------------------------------------------------------------------
13)  Percent of Class
     Represented by                      3.0%
     Amount in Row (11)
---------------------------------------------------------------------------
14)  Type of Reporting Person            PN

CUSIP No. 847461 10 0                                          Page 4 of 7 Pages

1) Name of Reporting Person: Galen Employee Fund III, L.P.

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
----------------------------------------------

2) Check the Appropriate Box    (a) [X]
   if a Member of a Group       (b) [ ]
----------------------------------------------

3) SEC Use Only
----------------------------------------------

4) Source of Funds              WC
----------------------------------------------

5) Check if Disclosure of
   Legal Proceedings Is         Not Applicable
   Required Pursuant to
    Items 2(d) or 2(e)
----------------------------------------------
6) Citizenship or Place of Organization     Delaware
----------------------------------------------
Number of                    7) Sole Voting          60,398 shares of
Shares Beneficially               Power              Common Stock (including
Owned by                                             shares issuable upon
Reporting Person:                                    conversion of notes and
                                                     exercise of warrants)

                             ----------------------------------------------
                              8) Shared Voting
                                       Power                   -0-

                             ----------------------------------------------
                              9) Sole Disposi-       60,398 shares of
                                 tive Power          Common Stock (including
                                                     shares issuable upon
                                                     conversion of notes and
                                                     exercise of warrants))

                             ----------------------------------------------
                             10) Shared Dis-
                                 positive Power               -0-

                             ----------------------------------------------
11)  Aggregate Amount                                60,398 shares of
     Beneficially Owned by                           Common Stock
     each Reporting Person                           (including shares issuabe
                                                     upon conversion of notes
                                                     and exercise of warrants)
---------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
---------------------------------------------------------------------------
13)  Percent of Class
     Represented by                     0.1%
     Amount in Row (11)
---------------------------------------------------------------------------
14) Type of Reporting Person            PN

CUSIP No. 847461 10 0                                          Page 5 of 7 Pages

                         Amendment No. 2 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 16, 2001 and Amendment No. 1 thereto filed with the Commission on August 20, 2002 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The following items of the Schedule 13D are hereby amended as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 3 is hereby amended by adding the following thereto:

          On March 22, 2004 the Reporting Persons entered into an agreement with the Issuer whereby the Reporting Persons agreed to purchase Convertible Promissory Notes in the aggregate principal amount of $1,000,000 upon the Issuer's request made at any time between March 31, 2004 and March 31, 2005. As consideration for this agreement, the Reporting Persons received Warrants to purchase an aggregate 80,000 shares of Common Stock at an exercise price of $.02 per share, exercisable immediately and expiring on March 22, 2007. On March 7, 2005, the Reporting Persons agreed to a six-month extension of the agreement to purchase Convertible Promissory Notes. As consideration for the agreement to such extension, the Reporting Persons received additional Warrants to purchase an aggregate 40,000 shares of Common Stock at an exercise price of $.02 per share, exercisable immediately and expiring on March 7, 2008. On September 13, 2005, the Reporting Persons agreed to another six-month extension of the agreement to purchase Convertible Promissory Notes (without further consideration) and the Issuer elected to draw $500,000 against the agreement to purchase Convertible Promissory Notes, with the option to draw down the remaining $500,000 before March 31, 2006. Convertible Promissory Notes in the aggregate principal amount of $500,000 were issued to the Reporting Persons. The Convertible Promissory Notes pay interest at the rate of 12% per annum, and have a maturity date of September 13, 2008. At the option of the Reporting Persons, the Convertible Promissory Notes are convertible into Common Stock at a conversion price of $0.65 per share, which price, in accordance with the terms of the Convertible Promissory Notes, is equal to 110% of the average closing price per share of the Common Stock as reported on NASDAQ or the OTC Bulletin Board for the twenty consecutive trading days prior to the date of their issuance.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The information set forth below is based on a total of 44,629,445 shares of Common Stock outstanding as of November 7, 2005, as reported in the Issuer's Report on Form 10-QSB filed with the Commission on November 8, 2005, and gives effect to the conversion of all Convertible Promissory Notes and exercise of all Warrants held by each entity and person named below. (Pursuant to its terms, the Series A Preferred Stock previously reported in the Schedule 13D as being held by the Reporting Persons was all automatically converted to Common Stock in 2004.)

          (a)

          Galen
          -----

          Galen owns 14,750,106 shares of Common Stock, or approximately 32.5% of the Common Stock outstanding. Claudius, as the general partner of Galen, may be deemed to beneficially own the securities owned by Galen.

          Galen Intl
          ----------

          Galen Intl owns 1,335,140 shares of Common Stock, or approximately 3.0% of the Common Stock outstanding. Claudius, as the general partner of Galen Intl, may be deemed to beneficially own the securities owned by Galen Intl.

CUSIP No. 847461 10 0                                          Page 6 of 7 Pages

          GEF
          ---

          GEF owns 60,398 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. Wesson Enterprises, as the general partner of GEF, may be deemed to beneficially own the securities owned by GEF.

          Other Related Persons
          ---------------------

          (i) David Jahns directly beneficially owns 58,823 shares of Common Stock (issued under the Issuer's 2004 Stock Incentive Plan and subject to certain restrictions), or approximately 0.1% of the Common Stock outstanding.

          (b) The members of Claudius may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by Galen and Galen Intl. Bruce F. Wesson, the President and sole director of Wesson Enterprises, Inc., may be deemed to have sole power to vote or direct the voting of and to dispose or direct the disposition of, the securities of the Issuer owned by GEF. Each of the members of Claudius and Mr. Wesson disclaim beneficial ownership of all securities other than those he may own directly or by virtue of his indirect pecuniary interest in the securities owned by Galen, Galen Intl and/or GEF.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of the Issuer in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by the Reporting Persons.

          (e) Not applicable.

CUSIP No. 847461 10 0                                          Page 7 of 7 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                GALEN PARTNERS III, L.P.
                                By:  Claudius, LLC, General Partner

                                By: /s/ Bruce F. Wesson
                                   --------------------------------
                                        Managing Member


                                GALEN PARTNERS INTERNATIONAL III, L.P.
                                By:  Claudius, LLC, General Partner

                                By: /s/ Bruce F. Wesson
                                   --------------------------------
                                        Managing Member

                                GALEN EMPLOYEE FUND III, L.P.
                                By:  Wesson Enterprises, Inc., General Partner

                                By: /s/ Bruce F. Wesson
                                   --------------------------------
                                        President


Dated:   November 30, 2005